Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

June 3, 2005

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE:     Bulldog Financial, Inc.
Form SB-2 Registration Statement
File No. 333-120689

Dear Mr. Reynolds:

In response to your letter of comments dated April 28, 2005, please be advised as follows:

Plan of Distribution

1. Disclosure has been provided that Mr. Lucero's business associates or contacts will not be solicited in the offering.

Industry

2. As discussed with Ms. McGuirk, the industry information was derived from third parties in the business who have refused to consent to be named in the registration statement because they fear potential liability if Bulldog should fail. Disclosure has been provided accordingly.

Management Information Systems

3. The reason for the wide range of the cost of software has been provided.

Securities and Exchange Commission
RE: Bulldog Financial, Inc.
Form SB-2 Registration Statement
File No. 333-120689
June 2, 2005

Government Regulation

4. Disclosure has been provided that Colorado law does not regulate Bulldog's proposed activities beyond the notification now disclosed.

Management

5. Disclosure has been provided that Mr. McDowell is not involved with any activities in connection with offerings of securities or the buying and selling of securities, as principal or agent.

Legal Matters

6. Disclosure has been provided that Mr. Lysiak that $10,000 is due Mr. Lysiak upon SEC effectiveness. As disclosed in the Use of Proceeds section, the funds will be paid from the proceeds of the offering. Whether the minimum is raised or not, the $10,000 is due upon SEC effectiveness. Further, Mr. Lysiak is not a related party or promoter of the Company. Disclosure has been provided of such.

Financial Statements

7. The financial statements have been updated and a new consent of the auditor has been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak